Filed by Companhia Siderúrgica Belgo-Mineira
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Companhia Siderúrgica de Tubarão
Commission File No. ___-____

     THE FOLLOWING ARE MATERIALS TO BE PRESENTED BY COMPANHIA
SIDERÚRGICA BELGO-MINEIRA (“BELGO”) TO CERTAIN SHAREHOLDERS OF
COMPANHIA SIDERÚRGICA DE TUBARÃO (“CST”) IN CONNECTION WITH THE
PROPOSED MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) OF CST WITH BELGO

* * * * *

     These materials may include forward-looking statements. These forward-looking statements are based largely on BELGO’s and CST’s current beliefs, expectations and projections about future events and financial trends affecting their businesses. These forward-looking statements, among other things, relate to:

  management strategy;

  trends in the world steel market;

  operating efficiencies;

  integration of new business units;

  market position;

  revenue growth;

  taxable income;

  cost savings;

  capital expenditures;

  dividends expectations;

  influence of controlling shareholders;

  litigation; and

  the timetable for the merger of shares and certain transactions described in this prospectus.

     Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions. These statements reflect BELGO’s and CST’s current expectations. They are subject to a number of risks and uncertainties, including but not limited to changes in regulation, the global and local steel industry and local economic conditions.

     In light of the many risks and uncertainties surrounding the steel industry, the forward-looking statements contained in these materials may not be realized. You are cautioned not to place undue reliance on any forward-looking information.

     All forward-looking statements included in these materials are based on information available as of this date. BELGO undertakes no obligations to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The foregoing list of uncertainties is not exhaustive.

Investors and security holders are urged to read the prospectus regarding the strategic business combination transaction, which BELGO will file with the U.S. Securities and Exchange Commission as part of its Registration Statement on Form F-4, because it will contain important information. Investors and security holders will be able to obtain a free copy of these materials and other documents to be filed by BELGO with the Commission at the Commission’s website at www.sec.gov. These materials may also be obtained for free from BELGO.

2

EXHIBIT INDEX

Exhibit
Number	Description

1	Materials to be presented by BELGO to certain shareholders of CST on
July 29, 2004

3

Exhibit 1

Disclaimer

This document has been prepared by Arcelor ("Company") solely for presentations, for information purposes only, related to the corporate reorganization that it plans to implement in Brasil, in conjuction with its affiliates Companhia Siderurgica Belgo-Mineira ("Belgo") and Companhia Siderurgica de Tubarão ("CST") .

The information contained herein may include statements that represent forward -looking statements or projections about future events, based on certain assumptions made by the Company, Belgo e CST. However, actual results of the Company and its affiliates may vary substantially from the forward -looking statements or the projections about future events made herein.

No investment decision should be done based on the fairness, accuracy or completeness of the information or opinions contained herein. This presentation is not intended to be relied in connection with any decision to participate in the merger of shares summarized herein. Neither the Company, Belgo, CST or their respective advisors or representatives shall have any liability whatsoever for any loss arising from any use of this document or its contents or otherwise arising in connection with this document.

This presentation does not, and is not intended to, constitute an offer of Belgo’s securities or any other securities. Belgo intends to file a registration statement with the U.S. Securities and Exchange Commission relating to such proposed merger of shares. The registration statement will contain information about the proposed merger of shares and about Belgo and CST, including a description of their respective businesses and financial statements. This presentation is not intended to vary from, and is subject to the terms of, such registration statement.

Presenters

Guy Dollé
Arcelor CEO

Michel Wurth
Arcelor CFO

Carlo Panunzi
Belgo CEO

José Armando de F. Campos
CST CEO

Leonardo Horta
CST CFO

Creation of Arcelor Brasil

  Prime steel company resulting from the combination of 3 Brazilian companies and key part of one of the global steel industry leaders

Arcelor Brasil
Consolidated Numbers

Arcelor Brasil

BELGO + CST

+ VEGA DO SUL

Annual production capacity of 11 million tons of steel

Presence in flat and long carbon steel

Net Revenues of R$ 12.5 billion[1]

Operating Income of R$ 3.7 billion[1]

Net Debt of R$ 1.8 billion[1]

14.5 thousand employees

Note:
1 Pro-forma financials as of 2004

Arcelor Brasil
Prime Steel Company

Note:
1 In terms of market cap., excluding financial institutions and telecommunication companies
2 As of July 22, 2005. Source: Bloomberg

Arcelor Overview
Leading force in the transformation of the global steel industry

• Revenues of US$37.5 billion	• Automotive
• EBITDA of US$5.4 billion	• Construction
• Total production of 48 million tons of steel[1]	• Domestic electrical appliances
• 95,000 employees over 60 countries	• Packaging

Note:
1 Assuming CST pro-forma for the full year of 2004

Arcelor’s Global Strategy
  Access to the global capital markets is a key component of Arcelor’s long term growth strategy
  Focused primarily on regions with greatest development potential: Brazil, Russia, India and China, increasing exposure to these countries to 50% of the Group
Source: IISI / Arcelor estimates

Long Term Commitment to Brazil

  Brazil: Core part of Arcelor’s strategy

Management of Arcelor Brasil

José Armando de F. Campos
CEO and Flat Division Director

Carlo Panunzi
Co-CEO and Long Division Director

Leonardo Horta
CFO and Investor Relations

Arcelor Brasil
Rationale for the Merger

Reference Transaction

  A transparent transaction to all parties involved

Transparency	•	Full disclosure of all terms and conditions of the transaction, including valuation reports of international investment bankers supporting the proposed exchange ration

Equal treatment for all shareholders	•	No premium to controlling shareholder
  Enhaced corporate governance practices expected after the merger

Enhanced corporate governance standards	•	Conversion of preferred shares into common shares
	•	100% tag along rights
	•	Financial results in BR GAAP, US GAAP and IFRS

Current Structure
  Currently Arcelor controls its subsidiaries in Brazil through several holding companies

Note:
1 Including direct and indirect ownerships

Step 1: Preparation to the Merger of Shares

  Enhaced corporate governance
          Conversion
  Expected conversion of each Belgo preferred share for one Belgo common share
  Appraisal rights at book value for Belgo preferred shareholders Europe
  Structure simplification Brazil
          Holdings Merger in Belgo Minorities
  Arcelor’s wholly owned subsidiaries, APSL ONPN and AAB to be merged into Belgo
  APSL ONPN and AAB’s valuation are Siderurgia based on their stakes in CST and Vega
  Exchange ratios based on the same valuations as for the merger of shares

Note:
1 Including direct and indirect ownerships
2 Assuming no appraisal rights exercise

Step 2: Merger of Shares

  Proposed exchange ratio of 9,320 CST shares for each 1,000 Belgo common shares

Note:
1 Including direct and indirect ownerships
2 Assuming no appraisal rights exercise
3 Excluding 68,300,000 treasury stock

  CST will become a wholly owned subsidiary of Belgo
  Belgo will issue new shares, which will be given to CST shareholders in exchange for their CST shares
  Exchange ratio of 9,320 CST shares for each 1,000 Belgo common shares
  Belgo to be renamed Arcelor Brasil
  Appraisal rights in cash according to the by-laws of each company:
  - CST: R$123.00 / ’000 shares (economic value) or R$122.45 / ’000 shares (liquidation value)
  - Belgo Siderurgia: R$493.683 / ’000 shares (book value)

Merger of Shares Timetable

• Transaction closing expected for mid-October

Rationale for the Merger of Shares - I

Alignment of Shareholder Interests	•	Transparent and simple ownership structure
	•	Greater flexibility in several areas (capex, cash management, funding)

Higher Market Capitalization and Market Liquidity	•	Immediately after the merger of shares the combine entity should have the highest market capitalization among the steel companies in Latin America

Platform for Future Growth	•	Arcelor Brasil as the primary vehicle for Arcelor’s expansion projects in the region

Rationale for the Merger of Shares - II

Market and Product Diversification	•	Belgo: Primarily Long Carbon Steel in Brazil and Argentina

	•	CST/Vega: Flat Carbon Steel in other markets

Potential Synergies	•	Gains to come from financing, IT, operations, procurement, logistics and distribution with expected recurrent savings up to US$70million/year from 2006 onwards

Enhanced Corporate Governance	•	Single class of shares, with 100% tag-along rights

	•	Enhanced Level 1

	•	Financial statements in BR GAAP, US GAAP and IFRS

Leading Steel Producer in Latin America

  Arcelor Brasil will be the largest steel producer in Latin America, both in sales volume and net revenues

Source: Company Public Reports	Note:
1 Excluding Gerdau Ameristeel
2 Including Vega do Sul

The Creation of a New Blue Chip

  Largest Market Capitalization for investors willing to play in the steel sector in Latin America

Source: Bloomberg, as of July 22, 2005

Advantages of the Relationship with Arcelor

Benchmark	•	Key knowledge for CST hot strip mill construction
Operations &	•	Fast and efficient start-up of Vega
Products	•	Quality controls and cutting-edge technology

Commercial	•	Global commercial relationships / procurement
Capabilities	•	Fast capture of significant market share by Vega

	•	Controlling shareholder with solid ratings:
Financial		-	Moody’s: Baa2, with positive outlook
Strength		-	S&P: BBB
	•	Enlarge access to banks and financial resources for CST,
Belgo and Vega

Arcelor Brasil

• Key part of Arcelor’s global long and flat steel strategy:

		% of Global	% of Global	% of Global
	Arcelor Brasil	Revenues in	EBITDA in	production in
		2004[1]	2004[1]	2004[1]

Long Steel Division	BELGO Acindar	6.4%	15.9%	9.0%

Flat Steel Division	CST VEGA DO SUL	4.9%	13.7%	10.0%

Note:
1 Pro-forma figures for CST and Acindar, including full year consolidation

Arcelor Brasil in Figures

• Pro-forma figures 2004 (R$ million) - Brazilian GAAP

	Belgo	Acindar (Jan - Apr)	CST	Vega	Pro-forma Adjustments/ Eliminations	Pro-forma Combined

Net Revenues	6,691	556	5,096	748	(625)	12,466

Gross Profit	2,838	257	2,159	138	-	5,392
as % of revenue	42%	46%	42%	19%		43%

Operating Income	1797	253	1803	43	-177	3719
as % of revenue	27%	46%	35%	6%	0%	30%

Net Income	1,040	187	1,624	28	(939)	1,940
as % of revenue	16%	34%	32%	4%	0%	16%

Cash & Equivalents	930	-	388	76	-	1,394

Total Debt	1,126	-	1,408	728	(47)	3,214

Net Debt	195	-	1,020	652	(47)	1,820

Shareholders' Equity	4,325	-	6,760	622	311	12,018

More Stable Earnings

Source: Company Public Reports

Strengthened Corporate Governance

  Arcelor Brasil will follow Arcelor’s high corporate governance standards
• Listed in FTSE 4 Good Europe Corporate Governance Index

Arcelor Brasil intends to be listed in Level I of Bovespa Corporate  Governance, with the following benefits:

–    Single class of shares
–    100% tag-along
–    Target of 25% minimum free float
– Financial statements in US GAAP and IFRS

Creation of Arcelor Brasil

  Prime steel company resulting from the combination of 3 Brazilian companies and key part of one of the global steel industry leaders